Exhibit 99.1

Cawley, Gillespie & Associates, Inc.
petroleum consultants

13640 BRIARWICK DRIVE, SUITE 100	306 WEST SEVENTH STREET, SUITE 302	1000 LOUISIANA STREET, SUITE 1900
AUSTIN, TEXAS 78729-1107	FORT WORTH, TEXAS 76102-4987	HOUSTON, TEXAS 77002-5008
512-249-7000	817- 336-2461	713-651-9944
www.cgaus.com

February 28, 2019

Mr. Clayton J. Riddle
PEDEVCO Corp., dba Pacific Energy Development
1250 Wood Branch Park Dr. Suite 400
Houston, TX 77079

Re:	Evaluation Summary
PEDEVCO Corp. Interests
Various Oil Properties in Colorado & New Mexico
Total Proved Reserves
As of December 31, 2018

Pursuant to the Guidelines of the Securities and Exchange Commission for Reporting Corporate Reserves and Future Net Revenue

Dear Mr. Riddle:

As requested, this report was completed on February 28, 2019 for PEDEVCO Corp., doing business as Pacific Energy Development (“PEDEVCO”), for the purpose of public disclosure by PEDEVCO in filings made with the Securities and Exchange Commission (SEC) in accordance with the disclosure requirements set forth in the SEC regulations. We evaluated 100% of the Colorado and New Mexico proved reserves, as per information from PEDEVCO. This report, with an effective date of December 31, 2018, was prepared using constant prices and costs and conforms to the guidelines of the SEC. A composite summary of the results of this evaluation are presented below:

		Proved Developed Producing	Proved Undeveloped	Total Proved
Net Reserves
Oil	- Mbbl	434.7	11,103.3	11,538.0
Gas	- MMcf	341.0	4,942.1	5,283.1
NGL	- Mbbl	16.8	0.0	16.8
Revenue
Oil	- M$	26,697.8	656,612.3	683,310.1
Gas	- M$	934.7	7,314.2	8,248.9
NGL	- M$	361.8	0.0	361.8
Severance Taxes	- M$	1,498.4	47,134.6	48,632.9
Ad Valorem Taxes	- M$	934.2	33,196.3	34,130.6
Operating Expenses	- M$	12,809.8	66,232.2	79,042.0
Other Deductions	- M$	1,196.9	40,416.1	41,613.0
Investments	- M$	1,392.9	213,043.9	214,436.8
Net Operating Income	- M$	10,162.1	263,903.5	274,065.6
(BFIT)
Discounted @ 10%	- M$	7,947.0	173,344.2	181,291.2
(Present Worth)

Future revenue is prior to deducting state production taxes and ad valorem taxes. Future net cash flow is after deducting these taxes, future capital costs, and operating expenses, but before consideration of federal income taxes. In accordance with SEC guidelines, the future net cash flow has been discounted at an annual rate of ten percent to determine its “present worth”. The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.

The oil reserves include oil and condensate. Oil volumes are expressed in barrels (42 U.S. gallons). Gas volumes are expressed in thousands of standard cubic feet (Mcf) at contract temperature and pressure base.

Our estimates are for proved reserves only and do not include any probable or possible reserves nor have any values been attributed to interest in acreage beyond the location for which undeveloped reserves have been estimated. The Proved Developed category is the summation of the Proved Developed Producing and Proved Developed Non-Producing estimates. For this evaluation, Proved Developed reserves and value are equal to Proved Developed Producing reserves and value.

Presentation

The report contains summaries by reserve category. The reserve categories presented are: Total Proved (TP), Proved Developed Producing (PDP) and Proved Undeveloped (PUD).

Hydrocarbon Pricing

 The base SEC oil and gas prices calculated for December 31, 2018, were $65.56 per barrel and $3.10 per MMBTU, respectively. As specified by the SEC, a company must use a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. The SEC base oil price is based upon WTI-Cushing spot prices (Bloomberg) during 2018 and the SEC base gas price is based upon Henry Hub spot prices (Platt’s Gas Daily) during 2018. A summary of pricing parameters for the New Mexico assets is shown in the table below.

	Crude Oil	Natural Gas
	Price	Price
Base Price ($/BBL, $/MMBtu)	65.56	3.10
Chaveroo Differential ($/BBL, $/MMBtu)	-6.42	-1.62
Milnesand Differential ($/BBL, $/MMBtu)	-6.43	-1.62
Chaveroo Net Price ($/BBL, $/Mcf)	59.14	1.48
Milnesand Net Price ($/BBL, $/Mcf)	59.13	1.48

The base prices were adjusted for differentials on a per-field basis for the New Mexico assets and on a per-operator basis for the Colorado assets, which may include local basis differentials, transportation, gas shrinkage, gas heating value (BTU content) and/or crude quality and gravity corrections. For New Mexico properties, supplemental differential data was applied based upon Mid-Cushing price differentials from January 2018 through August 2018 to bridge the gap in data available from PEDEVCO. After these adjustments, the net realized prices over the life of the proved properties were estimated to be $59.22 per barrel for oil and $1.56 per MCF for gas. All economic factors were held constant in accordance with SEC guidelines.

Expenses, Investments and Taxes

New Mexico Assets:

Lease operating expenses (LOE) for each producing well were estimated from 2018 monthly lease operating statements. All economic parameters, including lease operating expenses and investments, were held constant (not escalated) throughout the life of these properties.

Chaveroo Field LOE was applied at $1,597 per producing well per month. Milnesand Field LOE was applied at $2,541 per producing well per month. For new horizontal drills in both fields, operating costs were applied starting at $15,000 per well per month for the first 12 months, then $10,000 per well per month for 24 months and $4,000 thereafter for the life of the well.

Capital costs for PUD drills, facility upgrades and abandonment were provided by PEDEVCO. Infill drilling at Chaveroo Field was scheduled to cost $1,933,309 per 3200-foot horizontal drill (4), $2,223,993 per 4500-foot horizontal drill (46), $2,310,000 per 5500-foot horizontal drill (3), $2,597,019 per 7000-foot horizontal drill (11) and $7,500,000 for water-handling facility upgrades. Infill drilling at Milnesand Field was scheduled to cost $2,237,318 per 4500-foot horizontal drill (15), $2,327,000 per 5500-foot horizontal drill (2), $2,620,609 per 7000-foot horizontal drill (10) and $7,500,000 for water-handling facility upgrades. Abandonment costs for Chaveroo and Milnesand field wells were applied at $20,000 per vertical well and $40,000 per horizontal well, as provided.

Severance taxes were applied at New Mexico rates of 7.09% of oil revenue and 7.94% of gas revenue. Ad valorem taxes were applied at 5.00% of total revenue as per PEDEVCO.

Colorado Assets:

Lease operating expenses (LOE) were estimated from 2018 monthly lease operating statements and applied on a per-operator basis. All economic parameters, including lease operating expenses and investments, were held constant (not escalated) throughout the life of these properties.

Severance taxes were applied at Colorado rates of 5.00% of oil revenue and 5.00% of gas revenue. Ad valorem taxes were applied at 3.00% of total revenue as per PEDEVCO.

SEC Conformance and Regulations

The reserve classifications and the economic considerations used herein conform to the criteria of the SEC. The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes and royalties currently in effect except as noted herein. PEDEVCO’s operations may be subject to various levels of governmental controls and regulations. These controls and regulations may include matters relating to land tenure, drilling, production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax and are subject to change from time to time. Such changes in governmental regulations and policies may cause volumes of reserves actually recovered and amounts of income actually received to differ significantly from the estimated quantities.

This evaluation includes 91 proved undeveloped locations in New Mexico, of which 86 are commercial in this evaluation. Each of these commercial drilling locations proposed as part of PEDEVCO’s development plans conforms to the proved undeveloped standards as set forth by the SEC. In our opinion, PEDEVCO has indicated they have every intent to complete this development plan as scheduled.

Furthermore, PEDEVCO has demonstrated that they have the proper company staffing, financial backing and prior development success to ensure this development plan will be fully executed.

Reserves Estimation Methods

The methods employed in estimating reserves are industry standard methods that are appropriate for the assets evaluated. PDP reserves for New Mexico and Colorado properties were forecast using production performance reserve estimation methods. No PDNP reserves were assigned for these assets. PUD reserves for each New Mexico field were estimated using a blend of type curve analysis, material balance calculations, volumetric estimates and analogy forecasting techniques. No PUD reserves were assigned by us for the Colorado properties.

Non-producing reserve estimates were forecast using a blend of type curve analysis, material balance calculations, volumetric estimates and analogy forecasting techniques. These methods provide a relatively high degree of accuracy for predicting proved undeveloped reserves for PEDEVCO properties, due to the mature nature of their properties targeted for development and an abundance of subsurface control data. The assumptions, data, methods and procedures used herein are appropriate for the purpose served by this report.

General Discussion

The estimates and forecasts were based upon interpretations of data furnished by your office and available from our files. To some extent information from public records has been used to check and/or supplement these data. The basic engineering and geological data were subject to third-party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data. All estimates represent our best judgment based on the data available at the time of preparation. Reserves estimates will generally be revised as additional geologic or engineering data become available or as economic conditions change.  Moreover, estimates of reserves may increase or decrease as a result of future operations, effects of regulation by governmental agencies or geopolitical or economic risks.  As a result, the estimates of oil and gas reserves have an intrinsic uncertainty.  The reserves included in this report are therefore estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and if recovered, the revenues therefrom, and the actual costs related thereto, could be more or less than the estimated amounts.

An on-site field inspection of the properties has not been performed. The mechanical operation or condition of the wells and their related facilities have not been examined nor have the wells been tested by Cawley, Gillespie & Associates, Inc. Possible environmental liability related to the properties has not been investigated nor considered. The cost of plugging and the salvage value of equipment at abandonment have been included in this evaluation.

Cawley, Gillespie & Associates, Inc. is a Texas Registered Engineering Firm (F-693), made up of independent registered professional engineers and geologists that have provided petroleum consulting services to the oil and gas industry for over 50 years. This evaluation was supervised by W. Todd Brooker, President at Cawley, Gillespie & Associates, Inc. and a State of Texas Licensed Professional Engineer (License #83462). We do not own an interest in the properties or PEDEVCO Corp., dba Pacific Energy Development, and are not employed on a contingent basis. We have used all methods and procedures that we consider necessary under the circumstances to prepare this report. Our work-papers and related data utilized in the preparation of these estimates are available in our office.

Yours very truly,
CAWLEY, GILLESPIE & ASSOCIATES, INC.
Texas Registered Engineering Firm F-693

W. Todd Brooker, P. E.
President

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